QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement of Computation of Ratios

	The Company				Historical Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	For the Period September 28, 2010 through December 31, 2010	For the Period January 1, 2010 through September 27, 2010	Year Ended December 31, 2009
Earnings:
Net income (loss)	$31,612	$10,716	$(10,779)	$(10,722)	$(1,555)	$(7,039)
Add: Fixed charges	12,016	10,792	10,971	3,443	3,289	4,264
Add: Amortization of capitalized interest	679	369	277	29	87	63
Less: Capitalized interest	(4,362)	(1,837)	(1,592)	(26)	(524)	(308)

Total earnings (loss)	$39,945	$20,040	$(1,123)	$(7,276)	$1,297	$(3,020)

Fixed charges:
Interest expense (including amortization of deferred financing costs)	$2,689	$5,236	$5,275	$2,325	$1,590	$2,343
Capitalized interest	4,362	1,837	1,592	26	524	308
Interest within rental expense	4,965	3,719	4,104	1,092	1,175	1,613

Total fixed charges	12,016	10,792	10,971	3,443	3,289	4,264

Preferred stock dividend requirements(1)	8,338	440	—	—	—	—

Combined fixed charges and preferred stock dividends	$20,354	$11,232	$10,971	$3,443	$3,289	$4,264

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	1.96	1.78	(2)	(2)	0.39	(2)

(1)
The Company and its Predecessor did not have any preferred stock outstanding for the year ended 2011, for the period September 28, 2010 through December, 31, 2010, the period January 1, 2010, through September 27, 2010, and for the year ended 2009.

(2)
The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the year ended December 31, 2011, for the period from September 28, 2010 to December 31, 2010, for the period from January 1, 2010 to September 27, 2010 and for the year ended December 31, 2009, was $12.1 million, $10.7 million, $2.0 million and $7.3 million, respectively.

QuickLinks

  Exhibit 12.1
Statement of Computation of Ratios